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                             April 25, 2022

       Yanzhuan Zheng
       Chief Financial Officer
       Microvast Holdings, Inc.
       12603 Southwest Freeway, Suite 210
       Stafford, Texas 77477

                                                        Re: Microvast Holdings,
Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed April 8, 2022
                                                            File No. 333-258978

       Dear Mr. Zheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2022 letter.

       Amendment No. 6 to Form S-1 filed April 8, 2022

       Prospectus Cover Page, page i

   1. We note your response to prior comment four. With respect to the registration of the resale of 837,000
private warrants owned by the Sponsor, please disclose in the risk factor section that cash
proceeds associated with the exercises of the warrants are dependent on the stock price.
       The uncertainty in global economic conditions, such as those associated with Russia's recent invasion of Ukraine, page 58

   2. We note your disclsoure you currently expect sales in Russia to increase significantly in
                                                        2022. Please elaborate
on what you expect sales to be in 2022 so that investors have a
 Yanzhuan Zheng
Microvast Holdings, Inc.
April 25, 2022
Page 2
         better appreciation of this risk.
Liquidity and Capital Resources, page 100

3. We note your response to prior comment 17 and we reissue this comment. We note that the projected revenues for 2021 were $230 million, as set forth in the unaudited
         prospective financial information Microvast   s management prepared
and provided to the
         Microvast Board, Microvast   s financial advisors and Tuscan in
connection with the
         evaluation of the Business Combination. We also note that your actual revenues for the year ended December 31, 2021, that you reported in your Form 10-K, was approximately
         $152 million. You missed your 2021 revenue projection. Please update your disclosure here and elsewhere to address this.
General

4.       On page 58, you refer to your business in Russia. Please describe the
impact of Russia   s
         invasion of Ukraine on your business. In addition to the general impact, please also consider the impact on your supply chain, any impact from sanctions and export controls and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.
5. Please identify whether any export control restrictions and sanctions are applicable to your business and describe the impact on the company and investors.
6. If you conduct operations or have assets in Russia, consider disclosing the risk that the
         Russian government may nationalize your assets and quantifying the potential impact to your financial statements, if material.
        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNameYanzhuan Zheng                               Sincerely,
Comapany NameMicrovast Holdings, Inc.
                                                               Division of
Corporation Finance
April 25, 2022 Page 2                                          Office of
Manufacturing
FirstName LastName